Exhibit 99.1

ZEEKR Announces December and Full Year 2024 Delivery Update

HANGZHOU, China, January 1, 2025 – ZEEKR Intelligent Technology Holding Limited ("ZEEKR" or the "Company") (NYSE: ZK), a global premium electric mobility technology company, today announced its delivery results for December and the full year 2024.

In December 2024, ZEEKR delivered 27,190 vehicles, marking a 102% year-over-year increase. For the full year 2024, the Company achieved total deliveries of 222,123 vehicles, reflecting a strong 87% growth compared to the previous year. By 2024, ZEEKR's cumulative deliveries had reached 418,756 vehicles.

Looking ahead to 2025, ZEEKR aims to achieve deliveries of 320,000 vehicles. As an industry trailblazer, ZEEKR remains steadfast in its commitment to delivering exceptional products and services, continuously fueled by the trust and support of our valued customers.

About ZEEKR

ZEEKR (NYSE: ZK) is a global premium electric mobility technology brand from Geely Holding Group. ZEEKR aims to create a fully integrated user ecosystem with innovation as a standard. ZEEKR utilizes Sustainable Experience Architecture (SEA) and develops its own battery technologies, battery management systems, electric motor technologies, and electric vehicle supply chains. ZEEKR's value is equality, diversity, and sustainability. Its ambition is to become a true mobility solution provider.

ZEEKR operates its R&D centers and design studios in Ningbo, Hangzhou, Gothenburg, and Shanghai and boasts state-of-the-art facilities and world-class expertise. Since ZEEKR began delivering vehicles in October 2021, the brand has developed a diversified product portfolio that primarily includes the ZEEKR 001, a luxury shooting brake; the ZEEKR 001 FR, a hyper-performing electric shooting brake; the ZEEKR 009, a pure electric luxury MPV; the ZEEKR 009 Grand, a four-seat ultra-luxury flagship MPV; the ZEEKR X, a compact SUV; the ZEEKR 7X, a premium electric five-seater SUV; the ZEEKR MIX; and an upscale sedan model. ZEEKR has announced plans to sell vehicles in global markets, and has an ambitious roll-out plan over the next 5 years to satisfy the rapidly expanding global EV demand.

For more information, please visit https://ir.zeekrlife.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "future," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

ZEEKR Intelligent Technology Holding Limited

Investor Relations

E-mail: ir@zeekrlife.com

Piacente Financial Communications

Tel: +86-10-6508-0677

E-mail: zeekr@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: zeekr@thepiacentegroup.com